November 22, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER APPOINTS NEW MINE MANAGER AT GUANAJUATO MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce the appointment of Mr. Andrew Sharp as the new General Manager of the Company’s wholly-owned Guanajuato Mine in Central Mexico. Mr. Sharp has a Bachelor of Engineering degree from the Western Australian School of Mines and more than 23 years experience in the mining industry.

In his most recent position, he was Manager of Technical Services for Projects with Platapanamericana, S.A. de C.V., the Mexican subsidiary of Pan American Silver, where he was responsible for the management of the La Preciosa Ag-Au deposit in Durango. Throughout his five-year tenure with Pan American, Andrew also played a major role in the development of the Alamo Dorado Mine in Mexico as well as significant start-up roles in the Manantial Espejo Mine in Argentina and San Vicente Mine in Bolivia.

Prior to joining Pan American, Andrew worked in New Guinea, Ghana, Malaysia and Australia at well-known mines such as Ok Tedi, Boddington and Telfer. He has extensive experience in almost all aspects of mining, including planning, reserve estimation, feasibility studies and project/mine management, particularly in vein-type underground precious metal deposits. He was instrumental in the mine life extension of the Ok Tedi Mine and was an important part of the expansion of the La Colorada Mine. He has also managed the building of a narrow vein mine from the early stages of development through to production.

“We are extremely pleased to welcome Andrew to the Great Panther team”, stated Robert Archer, Great Panther’s President & CEO. “His broad and relevant experience in vein-hosted silver deposits and track record in improving production and site efficiencies while increasing mine life comes at an important time as the Company is completing the first year of its three-year growth strategy. With Andrew’s leadership, we are confident that we will achieve our goals of substantially increasing the production and mine life at Guanajuato. His mine-building experience will be particularly relevant in the development of Great Panther’s new discovery at the San Ignacio Property, on the outskirts of Guanajuato.”

The Guanajuato Mine is one of the most prolific and historic mines in Mexico with past production of more than one billion ounces of silver since the year 1600. It is Great Panther’s flagship operation and produced 1,019,751 ounces of silver and 6,748 ounces of gold (1,541,220 silver equivalent ounces) in 2009. The Company plans to announce an updated independent reserve/resource estimate for the Guanajuato Mine within the next few weeks and is in the process of increasing production at Guanajuato to an annual rate of approximately 2,700,000 silver equivalent ounces by 2012. Including the Topia Mine, for which an updated independent reserve/resource estimate is also imminent, Great Panther plans to produce 3,800,000 silver equivalent ounces by 2012.

The Company also announces that it has granted a total of 415,000 stock options to employees and a consultant, under its stock option plan. The options are exercisable at a price of $1.90 and expire five years from the date of grant.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.